Filed by Majesco
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cover-All Technologies Inc.
SEC File No.: 001-09228
Date: December 15, 2014

Majesco has made the following presentation available on its website (http://www.majesco.com) in connection with the transaction described herein and may use this presentation in communications with potential investors and securities analysts.

Majesco

Investor & Analyst Presentation

Dec. 15, 2014

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed merger of Cover-All with and into Majesco, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Majesco's and Cover-All's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as "may", "believe," "anticipate," "could", "should," "intend," "plan," "will," "aim(s)," "can," "would," "expect(s)," "estimate(s)," "project(s)," "forecast(s)", "positioned," "approximately," "potential," "goal," "pro forma," "strategy," "outlook" and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management's current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct.

Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the expected timeframe for completing the merger described herein (the "Merger") and the transactions contemplated thereby; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement described herein (the "Merger Agreement"); (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the effectiveness of the registration statement to be filed with the SEC, the approval of the Merger by Cover-All's stockholders, the consummation of the reorganization of Majesco or regulatory approvals necessary for such reorganization or the listing of the combined company's common stock on the NYSE MKT; (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (v) adverse results in any legal proceedings that may be instituted against Cover-All, Majesco, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby; (vi) the risk that unexpected costs will be incurred in connection with the Merger; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (viii) Majesco's ability to promptly, efficiently and effectively integrate Cover-All's operations into those of the combined company; (ix) the lack of a public market for shares of Majesco's common stock and the possibility that a market for such shares may not develop; (x) working capital needs; (xi) continued compliance with government regulations; (xii) labor practices; (xiii) the combined company's ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; and (xiv) the possibility that Cover-All or Majesco may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Additional information concerning these and other factors can be found in Cover-All's filings with the SEC, including Cover-All's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the Registration Statement on Form S-4 to be filed by Majesco in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Majesco and Cover-All are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law.

Any annualized, pro forma or estimated numbers contained in this communication are used for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed transaction between Cover-All and Majesco, Cover-All and Majesco intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Majesco that will include a proxy statement of Cover-All that also constitutes a prospectus of Majesco, and a definitive proxy statement/prospectus will be mailed to Cover-All's stockholders when it becomes available. Majesco and Cover-All will each also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COVER-ALL, MAJESCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents filed with the SEC (when they become available) by Majesco or Cover-All through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cover-All will be available free of charge on Cover-All's website at http://www.cover-all.com/ or by contacting Ann Massey, Chief Financial Officer, Cover-All Technologies Inc., at 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960 or by e-mail at amassey@cover-all.com. Copies of documents filed with the SEC by Majesco will also be available free of charge on Majesco's website at http://www.Majesco.com/ or by contacting Attn.: Lori Stanley, General Counsel, Majesco, 5 Penn Plaza, 14th Floor, New York, NY 10001 or by e-mail at lori.stanley@majesco.com.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Cover-All, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING COVER-ALL'S AND MAJESCO'S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED BY COVER-ALL AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE. These documents can be obtained free of charge from the respective sources indicated above.

NON-SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or Cover-All, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or as otherwise permitted under the Securities Act or the rules promulgated thereunder. This communication does not constitute the solicitation of any vote or approval.

Cover-All Technologies to merge with Majesco

- Complements Majesco's software and services business with:
  - Strong commercial lines policy administration system for carriers using ISO and NCCI
  - Bureau content update services
  - Data warehousing & business intelligence solution
- Cover-All shareholders to own 16.5% of the combined company on a fully diluted basis upon the completion of the merger, in a 100% stock-for-stock transaction
- Closing conditions for the merger include Majesco's listing on the NYSE MKT, regulatory approval and Cover-All stockholders' approval

Majesco – Poised for Growth in Insurance Technology

- 7 out of the top 25# US P&C insurance carriers are customers

- **Growing customer base:** approximately 100 insurance customers in all tiers and segments of insurance industry

- **Size, Scale & Momentum:**
  - Over $80 million* in revenue
  - Over 80% revenue from North America and remaining from UK and Asia-Pacific.
  - 20% CAGR in the mid-market segment
  - Large employee base

- **Adept at integrating acquisitions:** Significant experience with mergers and acquisitions and growing revenue organically of combined operations



100
(2014)
80+
(2013)
35+
(2008)
10+
(2007)
3
(2005)
Number of customers

#NAIC P&C Industry 2012 Top 25 Groups

*For Majesco's fiscal year ended March 31, 2014 on a pro forma basis to give effect to its reorganization

Majesco

About Cover-All Technologies

$20M	150+	30+	$20M
Global Insurance Revenues	IT Professionals for Insurance	Customers	R&D Investment in last 5 years
(Pro-forma 2014)*	(Dec. 2014)	(Dec. 2014)	(2008 – 13)

- Morristown, NJ based insurance software company
- Offerings include:
  - Commercial Lines focused Policy Admin System with ISO and NCCI Content
  - Data Warehousing, Business Intelligence & Data Analytics
  - Bureau content update services

* Pro forma annualized for Cover-All's fiscal year ended 12/31/2014.

Majesco

About Agile Technologies' Insurance Business

$9M	50+	20+	1997
Annual Insurance Revenues	Professionals for Insurance	Customers	
(Pro-forma 2014)	(Dec. 2014)	(Dec. 2014)	Year Founded

- Bridgewater, NJ based consulting firm focused on providing consulting services to the insurance industry in North America.
- Track record of maintaining long term (over 10 years) relationships with a number of its customers.
- Offerings include IT strategy, transformation consulting, business process optimization, IT process re-engineering, data strategy & analytics

* Pro forma annualized for Agile Technologies' fiscal year ended 12/31/2014.

Majesco

Insurance – Once in a Generation Transformation Opportunity

- Global industry premiums around $4.6 trillion*
- Complex legacy core systems
- On the threshold of once in a generation system modernization cycle
- Insurers across all tiers looking to replace core operating systems
- Insurers embracing the digital wave
- Data & analytics are key to transformation initiatives

Majesco

*Swiss Re Sigma Study - 3/2014

Competition View

- Fragmented Market with Over 50 Solution Providers in North America
- 2 Larger Competitors
- No solution provider has all of:
  - Singular vertical focus
  - Core software suite for Life & P&C Insurance
  - Domain rich content
  - Business Intelligence & Analytics
  - Large consulting and servicing arm
- Clear Opportunity for a Vendor bringing all of:
  - Modern modular core suite with domain content
  - Product Implementation & value added services
  - Consulting Services
  - Global delivery experience

Majesco

Majesco Enables Technology Transformation for Insurance Carriers


Insured
Agents
Home Office
Third Parties
Digital Assets
Portals
Social Media
Mobile Apps
iOS
Core Modules
Policy Admin
Billing
Claims
Distribution
Rating
Content Services
ISO
AAIS
Forms
Data Assets
Reporting
Warehouse
Analytics
Dashboards
Service Ecosystem
Payment Gateway
Output forms
CRM
AP/GL
IVR
Reporting
Print/Mail

Cover-All & Agile Bring Greater Value to Majesco's Investments


Insured
Agents
Home Office
Third Parties
Digital Assets
Portals
Social Media
Mobile Apps
iOS
Core Modules
Policy Admin
Billing
Claims
Distribution
Rating
Content Services
ISO
AAIS
Forms
Data Assets
Reporting
Warehouse
Analytics
Dashboards
Service Ecosystem
Payment Gateway
Output forms
CRM
AP/GL
IVR
Reporting
Print/Mail
Area of impact from acquisition of Agile Technologies' insurance business
Area of impact from Cover-All merger

Drivers of Growth for the Merged Entity

Over $100M Global Insurance Revenues#	Over 150 Customers	33 Years in Business	NYSE MKT Listed Public Company

1 **Cross Sale :** Cross sale opportunities of products and services across 150+ customers

2 **New Sale:** New Sales in all segments, all tiers across all lines of the insurance business

3 **Strong BI/DW Practice :** Strong BI / DW practice using Cover-All technology assets and MajescoMastek's consulting arm

4 **Small Market Cloud :** Cloud offerings targeted for small market (DWP < $100m), MGA and Program Administrators

5 **Human Capital :** Integration of insurance domain experience (difficult to find) human capital to accelerate R&D, customer deliveries and new initiatives

#With the completion of the above transactions, Majesco will have an estimated revenue base of over $100 million for its fiscal year ended March 31, 2015 (on an annualized pro forma basis to give effect to its reorganization, the merger with Cover-All and the acquisition of the Agile insurance business, based on annualized revenues for Cover-All and Agile for their fiscal year ended December 31, 2014)

Proposed Timeline

DEC – 14	JAN -15	FEB - 15	MAR - 15	APR – 15	MAY – 15	JUNE – 15	JULY – 15

SIGNING OF MERGER AGREEMENT

S-4 FILING / REVIEW

S-4 EFFECTIVENESS

MM REORGANIZATION
INDIA HIGH COURT APPROVALS

COVR SHAREHOLDER PROXY VOTE

COVR SHAREHOLDER APPROVAL

NYSE MKT APPROVAL OF MAJESCO LISTING

COMMENCEMENT OF TRADING OF MAJESCO ON NYSE MKT

Disclaimer: This timeline is only indicative and subject to variation on account of process uncertainties

Majesco

Merged Entity – Legal Entity Structure


Majesco (US)
Vector US
(90%)
Majesco Software & Solutions – US
(100%)
Majesco Canada
(100%)
Majesco Malaysia#
(100%)
Cover-All Systems
(100%)
Majesco UK
(100%)
Majesco Thailand#
(100%)
Majesco Software & Solutions India
(100%)

- Upon NYSE MKT approval and the closing of the merger, Majesco intends to be publicly traded
- # Pending name change to Majesco

Majesco

THANK YOU

Majesco